UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AGRITECH WORLDWIDE, INC.
(Exact name of registrant as specified in its charter)

Nevada	36-4197173
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1011 Campus Drive Mundelein, Illinois 60060 (Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☑

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.00005 per share

(Title of class)

Explanatory Note

This Form 8-A of Agritech Worldwide, Inc., a Nevada corporation (the “Registrant”), is being filed by the Registrant as the successor registrant to Z Trim Holdings, Inc., an Illinois corporation (“Z Trim”), as a result of the completion on March 23, 2016 by Z Trim of the reincorporation from the State of Illinois to the State of Nevada by engaging in a merger (the “Reincorporation”) with and into the Registrant, its wholly owned subsidiary, pursuant to the terms and conditions of an Agreement and Plan of Merger entered into by Z Trim and the Registrant on March 18, 2016.  Z Trim’s stockholders approved the Reincorporation on November 20, 2015 by written consent, in lieu of a special meeting, of the holders of over two-thirds of Z Trim’s total voting power.

As a result of the Reincorporation and for certain other purposes, the Registrant is filing this Form 8-A to provide a description of its common stock.

Item 1.	Description of Registrant’s Securities to be Registered.

The authorized capital stock of the Registrant consists of 500,000,000 shares of common stock, $0.00005 par value per share (the “Common Stock”), and 25,000,000 shares of preferred stock, $0.01 par value per share. This Registration Statement relates to the registration with the Securities and Exchange Commission of the Common Stock.  The following description of the Registrant’s Common Stock is a summary only.  It does not purport to be complete and is subject to and qualified in its entirety by applicable law and the provisions of the Registrant’s Articles of Incorporation and Bylaws, which are filed as exhibits to this Registration Statement and incorporated by reference herein.

Common Stock

Voting Rights. Generally, holders of the Registrant’s Common Stock will vote together as a single class on every matter acted upon by the shareholders.  Holders of the Registrant’s Common Stock will be entitled to one vote per share on all matters submitted to a vote of shareholders. Shareholders will not be entitled to cumulate votes in voting for directors. A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, will constitute a quorum at any meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shares represented at the meeting and entitled to vote on a matter will be the act of the shareholders, unless the vote of a minimum or other number or amount is provided for such matter by the Nevada Revised Statutes (the “NRS”), the Articles of Incorporation or the Bylaws or the rules and regulations of any stock exchange or other regulatory body, in which case such minimum or other vote will be the required vote of shareholders on such matter. Except as otherwise provided by law, or by the resolution or resolutions adopted by the Board of Directors designating the rights, powers and preferences of any series and/or class of preferred stock, the holders of the Registrant’s Common Stock have the exclusive right to vote for the election of directors and for all other purposes, and holders of preferred stock are not entitled to receive notice of any meeting of shareholders at which they are not entitled to vote.

Dividends; Liquidation.  Subject to the preferences of any outstanding shares of preferred stock, holders of Common Stock of the Registrant will have equal ratable rights to dividends (payable in cash, stock or otherwise) out of funds legally available for that purpose, when and if dividends are declared by the Board of Directors of the Registrant. Holders of Common Stock are entitled to share ratably, as a single class, in all of the Registrant’s assets available for distribution to holders of shares of Common Stock upon the Registrant’s liquidation or dissolution or the winding up of the Registrant’s affairs, after payment of the Registrant’s liabilities and any amounts to holders of outstanding shares of preferred stock.

Other. The holders of the Registrant’s Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights and preferences of holders of Common Stock are subject to the rights of any series of preferred stock that the Registrant may issue.

Limitations on Liability and Indemnification of Directors and Officers

As permitted by the NRS, the Registrant has adopted provisions in its Articles of Incorporation and Bylaws that limit or eliminate the personal liability of its directors. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except such liability is based on:

●	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	any unlawful payments related to dividends or unlawful stock purchases or redemptions; or

●	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, the Registrant’s Articles of Incorporation and Bylaws provide that the Registrant:

●	will indemnify its directors and officers to the fullest extent permitted by Nevada law; and

●	will advance expenses, including attorneys’ fees, to its directors and officers.

Item 2.	Exhibits.

The following exhibits are filed as part of this Registration Statement and are incorporated by reference herein:

Exhibit No.	Description

3.1
Articles of Incorporation of Agritech Worldwide, Inc., a Nevada corporation (incorporated by reference to Exhibit C to the definitive proxy statement on Schedule 14C filed by Z Trim Holdings, Inc. on November 30, 2015)

3.2	Bylaws of Agritech Worldwide, Inc., a Nevada corporation (incorporated by reference to Exhibit D to the definitive proxy statement on Schedule 14C filed by Z Trim Holdings, Inc. on November 30, 2015)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 21, 2016

AGRITECH WORLDWIDE, INC.

	By:	/s/ Jonathan Kahn
Name: Jonathan Kahn
Title: Chief Executive Officer